Exhibit 99.2

July 26, 2022

Yandex Q2 2022 Earnings: Letter to Shareholders

1. Introduction and Overview

●	Despite a very challenging external backdrop, we managed to mobilize the company’s resources to ensure the stability of our operations and services and to deliver a robust financial performance in Q2 2022. Most of our businesses benefited from market share gains and delivered a solid set of results, exceeding the internal expectations we had at the beginning of the quarter - in particular relating to profitability and cash flow.
●	Since March, 2022, we have been taking certain measures to conserve cash, and this became our key focus in the second quarter, given the exceptionally high levels of uncertainty our businesses were facing (including in relation to our USD 1.25 billion 0.75% Convertible Notes, see further detail below). Therefore, during the quarter, we were primarily concentrated on operational efficiency improvements, stricter capital allocation and rigorous cost control (in some businesses even at the expense of growth), as well as ensuring stable cash generation by our two largest verticals. We viewed these measures as necessary and prudent as they allowed us to maintain a solid financial position and ensure our ability to fund our strategic priorities going forward. We remain committed to continuing to invest in the development of our key businesses and services, including Advertising, Mobility, E-commerce, Plus and Entertainment Services, Cloud and many others. Subject to the external environment, we may accelerate investments in growth in the coming quarters, including the removal of our hiring freeze.
●	In Q2 2022, our total group revenue increased by 44.7% year-on-year and reached RUB 117.7 billion, with our Search & Portal, Mobility and E-commerce businesses being the key contributors to top line growth. The company’s adjusted EBITDA grew 4.4 times year-on-year and reached RUB 25.7 billion, with group margins expanding by 14.7 pp. The key drivers behind this better-than-expected profitability were our rigorous cost control measures (in particular, optimization of personnel expenses, advertising and marketing costs as well as other overheads during the quarter). We also improved the operational efficiency and unit economics across most of our verticals in light of the group’s overall focus on cash preservation and stricter capital allocation. In Q2 2022 several verticals became profitable for the first time, including Cloud, Devices, and Lavka in Russia. Delivery in Russia and CIS also ended the quarter in a positive territory on adjusted EBITDA, while Yandex Market has materially improved its unit economics on a year-on-year basis, though it saw a temporary slowdown in GMV growth.
●	As of June 30, 2022, we completed the purchase and the redemption of 93.2% in aggregate principal amount of our USD 1.25 billion 0.75% Convertible Notes due 2025 (“Notes”), which were subsequently canceled. Following the amendment of the Notes terms made on June 10, 2022, Yandex also has a call option giving it the right to redeem all the Notes in the period ending on September 12, 2022, at the redemption price equal to the purchase price. We remain committed to redeeming 100% of the Notes and have secured the necessary funds to complete this process in due course.
●	As of the date of this Letter, trading in our Class A shares on Nasdaq remains halted; such trading suspension has been in place since Nasdaq suspended the trading in securities of a number of companies with material operations in Russia on February 28, 2022. There is still no clarity on when and whether trading may be resumed. The trading on the Moscow Exchange continues, however the international settlement systems remain closed for trading in rubles and in any securities of Russian businesses, and it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on the Moscow Exchange. The liquidity of our shares remains limited to the number of shares held in the Russian National Stock Depository (NSD) system. The situation has been further complicated by the sanctions that have been imposed on the NSD and the impact on the relationships within settlement systems. We continue to review different options to find a workable solution for our shareholders to trade our shares.
●	Neither Yandex N.V. nor any of its subsidiaries is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designed under such sanctions. Yandex continues to closely monitor developments in this regard.
●	On July 20, 2022, we published our annual Sustainability Progress Report[1] covering the company’s environmental, social and corporate governance results in 2021 and outlining key accomplishments within each of the sustainability priority areas. For 2022, our core sustainability objectives remain unchanged, albeit adapted to the changing market environment. We will aim to achieve maximum impact while staying transparent about our progress with key sustainability updates to be shared on our new sustainability webpage[2].

1 https://ir-docs.s3.yandex.net/sustainability/2021%20Yandex%20Sustainability%20Progress%20Report%20ENG.pdf

2 https://sustainability.yandex.com/

●	Below are additional comments on our Q2 2022 results by our key businesses, including Search & Portal, E-commerce, Mobility and Delivery, as well as other businesses, such as Plus and Entertainment Services (previously Media Services), Cloud and Devices.

2. Search & Portal and Advertising

●	In Q2 2022, Search & Portal outperformed our internal expectations with revenue growth accelerating to 30.7% year-on-year from 25.4% in Q1 2022. The growth was driven by solid trends in both the Yandex Advertising Network and our core search business (supported by further improvement of our search share, especially on iOS), with SMB clients leading the growth. This solid performance was underpinned by the ongoing improvement in ad technologies and products (including for SMB) as well as market share gains resulting from the reallocation of advertising budgets on the back of the changes in competitive landscape.
●	Sector-wise, we had solid performance across most of the ad categories led by Home & Garden, Building & Repair, Healthcare, Education & Employment and Travel. Among the key underperformers in Q2 2022 were Auto, FMCG, Consumer Electronics, and Home Appliances sectors, which all remained in a negative territory on year-on-year growth pressured primarily by the suspension of activity and withdrawal of ad budgets by international companies.
●	Search remains one of the key contributors to advertising revenue growth. During the quarter we continued to see solid progress on the iOS platform where our search share increased to 48.4% in Q2 2022, up 6.2 pp year-on-year. Our search share on Android also demonstrated good results growing to 61.9% in Q2 2022, up 2.4 pp year-on-year. On the back of the strong performance across the platforms, our total search share (including desktop) increased to 62.1%, 1.1 pp higher compared to the previous quarter and 2.4 pp higher year-on-year.
●	The improved efficiency of our advertising products remains one of the key enablers of our market share gain and, as such, the key focus of our investments in this segment. Our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) continued to demonstrate solid traction and generated с.42% to Search & Portal ad revenue and c.59% to Yandex’s ad network revenue in Q2 2022.
●	Yandex Search serves as an efficient entry point for online shopping where users follow on average 4-6 links from search results, studying the offers of different sellers. To seize new opportunities in the e-commerce segment we continue to develop powerful instruments for our clients to enhance their GMV growth. We saw positive results in Yandex Products Search, which we launched in the first quarter of 2022. It consists of organic search results as well as a monetized Product Gallery just under the search bar, both of which feature product cards from different sellers. The Yandex Product Search tab has already delivered solid GMV to online stores and is getting particularly good traction with SMB sellers.
●	Search & Portal adjusted EBITDA increased 53.5% year-on-year in Q2 2022 and amounted to RUB 28.5 billion. The adjusted EBITDA margin reached 55.6%, significantly improving from the 47.3% in Q2 2021. The key drivers behind the margin expansion were rigorous cost control and optimization of the volume and timing of certain operational expenses (in light of the group’s overall focus on cash preservation and stricter capital allocation) as well as a positive operating leverage effect driven by strong advertising revenue growth.
●	The solid trends in our advertising business have continued in Q3 2022 with July month-to-date revenue growth remaining in positive double-digit territory.

3. Mobility

●	Our Mobility segment, which includes our ride-hailing, scooters and car-sharing businesses, continued to perform well in Q2 2022 on the back of solid performance of cohorts and an accelerated inflow of new riders compared to the previous quarter. In Q2 2022, mobility trips grew 28% year-on-year, compared to 36% in Q1 2022, while GMV increased 29% year-on-year compared to 40% in Q1 2022. Although we saw the deceleration of year-on-year growth trends in Q2 vs Q1 2022, our mobility trips grew 6% compared to the previous quarter, while GMV increased by 7% quarter-on-quarter.
●	Earnings of our ride-hailing partners well exceeded RUB 150 billion in Q2 and totaled RUB 300 billion in the first half of the year, while earnings per active driver in June were up 7% compared to March and have reached a record high in 2022 – just single digits lower than the seasonally high level in December 2021.
●	We continued to see a solid inflow of active users. We ended the quarter with 35.8 million active customers in our Yandex Go app, up 17% year-over-year. The increase was primarily driven by new customers of ride-hailing service in the CIS and in EMEA regions. In June 2022, ride-hailing users took 7.1 trips per month on average – this is lower than in March as a result of traditional seasonality, as well as a solid inflow of new riders, whose frequency of rides is typically lower.

●	We are excited about the improved growth of our B2B ride-hailing vertical which was adversely affected by the exit of a number of international corporations from our core market in late Q1 and early Q2, leading to a slowdown of B2B growth in April and May. However, the targeted efforts of our B2B team to accelerate the pace of engagement of new B2B clients throughout Q2 started to bear fruits in June: the growth of our client base accelerated to 24% year-on-year, while GMV was up 33% year-on-year on the back of the increasing share of non-economy tariffs. Further development of instant, convenient, and efficient services for businesses of various sizes and industries is one of our priorities for the upcoming quarters, and we believe that we still have substantial room for growth and improvement here.
●	Our scooter business, that we launched just a year ago in Russia and which has been available in Israel since early 2022, has been demonstrating solid operational results. With our focus on large cities, we are very excited about the rider frequency and utilization rate in our kick-sharing service, as well as the synergies with our ride-hailing service. Together these services expand the accessibility of transportation options for our users, and also bring benefits to our food and grocery delivery services, as couriers can access scooters using special tariffs, driving down click-to-eat metrics and allowing us to optimize cost per order. Of course, safety remains our top priority and we will increasingly invest resources into speed analysis technologies, kick-sharing rider safety education and engaging with relevant authorities on speed limits in a variety of pedestrian zones.
●	Another important area of investment for us is the development of our ride-hailing business in international markets. EMEA trips in aggregate grew almost 4 times year-on-year in Q2 2022, demonstrating an acceleration of growth compared to the previous quarter. We believe that our proven track record on the domestic markets allows us to efficiently work in geographies with a small average check and low smartphone penetration. Specifically, we are encouraged by our progress in Africa, which represented approximately 60% of our EMEA GMV in June, exceeding our internal expectations. We see considerable room for growth in this region over the coming years. Overall, the share of trips in the markets outside of Russia continued to grow and reached 27% of total rides in June.

4. E-commerce

●	In E-commerce in Q2 2022, we concentrated on improving unit economics rather than growth rates in line with the group-wide focus on preserving cash. We managed to reduce the relative losses of this segment (as a percentage of GMV) by 2 times compared to the same quarter last year. At the same time, our year-on-year GMV growth has temporarily slowed down primarily reflecting an optimization of our pricing strategy, lower promotional activity and marketing spending, a hiring freeze as well as the normalization of the overall e-commerce market in Russia post peak sales in March, amplified by the usual seasonality factors we encounter each year. We are already seeing an acceleration of growth in the beginning of Q3 2022.
●	In Q2 2022, our total E-commerce and Yandex Market GMV showed similar dynamics and grew 1.7 times year-on-year, reaching RUB 58.6 billion and RUB 44.8 billion, respectively. The share of 3P in Yandex Market GMV came to an average level of 84% over the quarter (from 70% in the same quarter in 2021) and we anticipate it to remain close to this level in the second half of 2022. The growth of 3P share was also related to our planned strategy to preserve 1P stock in the context of increased supply chain complexities and local sourcing shrinkage since the end of February 2022.
●	During Q2 2022, we materially improved our unit economics by 5 pp quarter-on-quarter and by over 20 pp year-on-year bringing it to a stable near break-even zone. Among the key drivers of this improvement are optimization of 1P pricing strategy, and 3P take rates, streamlined promotional activities, increased own warehouse and sorting centers productivity (by 21% and 43% quarter-on-quarter, respectively) as well as improved efficiency of delivery operations (including increased utilization of delivery vehicles and more efficient orders batching). In addition to that we have optimized certain overhead expenses, which together with the improvement of unit economics allowed us to decrease adjusted EBITDA losses as a percentage of GMV by two times on a year-on-year basis.
●	The increased profitability in this segment was achieved despite continued investments in the improvement of customer service and satisfaction, quality of delivery (defect rate, which is the share of orders not delivered on time, has more than halved quarter-on-quarter bringing our delivery on time to 97%), new customer acquisition (the number of active buyers has reached 11.4 million) and retention, expansion of assortment (increased to 40 million SKUs) and merchant base (the number of active sellers increased to 30.8 thousand), automatization of operations and various other improvements.
●	We are pleased with our results on assortment expansion. We began the second quarter with a reduced stock post peak demand in March and narrowing supply on the back of sanctions and new regulations being implemented. However, we managed to avoid scarcities across all categories while materially expanding our offering to 40 million SKUs as of the end of June 2022 (138% year-on-year growth and 53% growth from the end of the previous quarter). Among the key factors contributing to these results were the simplification of our onboarding processes and improved support for merchants, the launch of a reselling platform, our expansion of direct imports, and active onboarding of local brands.

●	During Q2 2022 we continued to improve our B2B product, including simplification and digitalization of documents flow (including fulfillment operations), optimization of storage and transit transportation commissions, automatization of certain processes (e.g. relating to payments and stock management), expansion of advertising campaign options and an improvement of product cards and tools for prices and assortment management. As a result, the number of active sellers on our platform (who made at least one sale in the last month prior to the reporting date) expanded to 30.8 thousand compared to 28.3 thousand as of the end of Q1 2022, while the number of total unique sellers listed on our platform reached 48 thousand.
●	The synergy effect from our transactional services through the Yandex Plus subscription program and unique offers is also an important factor in our improved efficiency. We continue to expand delivery by click from Lavka's darkstores and Express delivery together with our Yandex Delivery service for customers and merchants, while also developing new scenarios. We continue to see solid traction with members of our Yandex Plus subscription program: GMV share of Yandex Plus subscribers was around 60% in Q2, while their conversion is 3.5 times higher than for non-Plus customers.
●	We also begin to see synergies with our FinTech segment, in particular our BNPL (Buy Now Pay Later) service Split. Currently 10% of Yandex Market GMV is generated by buyers choosing this payment option. On average GMV for buyers who tried Split for the first time increases by around a third within the next couple of months.
●	Our grocery and food delivery services, performed well in Q2 2022, despite all the headwinds the industry faced in the current macro environment, as well as the outflow of a sizable part of their core audience from large cities in late Q1 and early Q2 2022, limited user acquisition channels and a number of large partners exiting the market. GMV of our grocery and food delivery businesses increased 51% year-on-year in aggregate, while a combination of targeted actions to improve unit economics made Lavka Russia profitable on an adjusted EBITDA level in Q2 2022, and allowed us to significantly reduce losses in our Eats retail business. Moreover, Lavka Russia became the second largest contributor after ride-hailing to year-on-year revenue growth of our E-commerce, Mobility and Delivery segment in absolute terms.
●	We continued to improve the quality of our services for all our partners and users. In Q2 we lowered click-to-eat and reduced the cancellation rate as a result of optimization of delivery zones and tighter collaboration with Yandex Delivery. We continued to roll out batching, grew order-per-hour and money-per-hour courier metrics and significantly reduced cost-per-order across all foodtech verticals. On the product side, Yandex Eats launched a subscription for partnering restaurants and retail chains, which provides deep data analytics and enables partners to optimize their operations for further quality improvement. Although the feature is new, we are already seeing solid demand for it from the industry.
●	We are encouraged by the performance of our foodtech businesses in Q2, as we showed rapid margin improvements. The penetration of our services in the ready-to-eat and food delivery market is in a very nascent stage, and we see substantial room for further growth in this market, which is projected to be RUB 0.7 trillion in 2022. In H2 2022, we plan to increase our investments in foodtech, including those targeted at new user acquisition, in order to capitalize on the benefits of scale in the longer term.

5. Additional comments on fast-growing businesses

●	Our last-mile Delivery business continued to demonstrate solid results in Q2. Deliveries grew 73% year-on-year and GMV increased by 70% year-on-year. We finished the quarter with over 35 thousand corporate clients compared to 32 thousand in Q1 2022. However, share of B2B deliveries in total Yandex Delivery GMV decreased by 10 pp quarter-on-quarter on the back of a significant reduction of deliveries by our largest corporate partners as a result of deprioritization of online delivery services in the current market environment. However, this was partially offset by new collaborations across all industries, as well as by the 1.5 times increase of active SMB and С2C users compared to a year earlier.
●	On the back of multiple operational optimizations and solid growth, we were able to turn our Delivery business in Russia and CIS into positive adjusted EBITDA territory in Q2 2022, and we are reinvesting these profits into the expansion of our business in international markets.
●	The revenues of Plus and Entertainment Services, previously referred to as Media Services, increased by 50% year-on-year which was mainly driven by greater subscription revenue (increased by 61% year-on-year) on the back of the expanding base of paid subscribers, as well as changes in our tariff mix. The number of Yandex Plus subscribers reached 13.7 million (up 53% year-on-year) as of the end of Q2 2022. Yandex Plus continues to drive network effects for the Yandex ecosystem, including higher frequency of usage (on average Plus subscribers demonstrate 37% higher frequency compared to non-Plus users across our key transactional services), higher spending (up to 85% higher GMV per user across our key transactional services) and customer acquisition and retention. Overall, Plus subscribers continued to generate a substantial part of GMV for our E-commerce and Food Tech services: on average around 60% of GMV for Market, Eats and Lavka.

●	Kinopoisk has preserved its number one position on the video-on-demand market across the total number of subscribers, as well as paid subscribers, based on a GfK report for Q2 2022. We saw good traction on our video platform during the quarter, with 6.2 million monthly viewing Plus subscribers enjoying the content, in particular original content (for example, our new serial "Patient Zero" which has been watched by over 1.5 million subscribers to date).
●	Cloud delivered robust results with 207% year-on-year revenue growth in Q2 2022 supported by increasing demand for our services and solid improvement in our market share on the back of product portfolio expansion and changing competitive landscape on the domestic market. Solid top line performance was accompanied by improved operational efficiency and the positive effects of using economies of scale, which allowed Cloud to become profitable on an adjusted EBITDA level for the first time. Product-wise, we introduced Yandex SmartCaptcha, the request verification service which helps to identify user requests and block robots. Previously, SmartCaptcha was implemented only in Yandex products, however the service has now been expanded to include testing with Cloud customers.
●	Devices revenue reached RUB 4.3 billion in Q2 2022, growing by 165% year-on-year, which implies a significant acceleration from the 32% year-on-year growth in Q1 2022. This solid performance was supported by the recently launched second-generation flagship Yandex Station as well as the gradual recovery of logistics and production in China after COVID-related lockdowns. We have sold around 3.7 million smart devices integrating our voice assistant Alice since the launch of our first device in late 2018. Adjusted EBITDA turned profitable in Q2 2022 for the first time due to strong revenue growth, improved product mix towards higher margin devices, and cost optimization (mostly in marketing and personnel).

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments and of the continuing COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of July 26, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated July 26, 2022.